FRAN STOLLER
Partner

345 Park Avenue	Main	212.407.4935
New York, NY 10154-1895	Direct	212.407.4000
	Fax	212.214.0706
	fstoller@loeb.com

July 19, 2007

John Reynolds, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Stone Tan China Acquisition Corp.
Form S-1 Registration Statement
File No. 333-142729

Dear Mr. Reynolds:

On behalf of our client, Stone Tan China Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (No. 333-142729) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 2 is being filed to respond to the comments set forth in the Staff’s letter dated July 6, 2007 (the “Staff’s Letter”), as well as to reflect an increase in the size of the offering. In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amendment No. 2.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

General

1.

The disclosure in the sections entitled “Summary” and “Proposed Business” has been revised to reflect that the amount to be held in trust is a subject-to-market term based on what the market will accept. We respectfully submit that in determining the total amount raised in the offering, the maximum amount the underwriter expects to be able to solicit on behalf of management is not the principal factor, but rather one of several interrelated factors considered. These other factors include the perceived ease or difficulty of finding and completing a business combination meeting the 80% of net assets test, as well as the amount the founders will be required to invest in the private placement and the portion of the underwriting discount that the underwriters will need to defer in order to maintain a sufficient percentage of proceeds in the trust account to meet market demand.

2.

Prior to the effectiveness of Amendment No. 2, the Company will notify the Commission that outstanding state regulatory agency comments have been resolved, and that the Company has received clearance from all states where the Company will sell securities.

3.

We have been advised that any purchases made by Mr. Stone and Mr. Tan’s family trust will be made in the initial public offering described in Amendment No. 2, at the same time (in terms of order placement and fulfillment) as the purchases made by other investors in this offering Neither Mr. Stone nor Mr. Tan’s family trust will purchase any shares in the open market after trading has commenced. There are no formal arrangements or understandings with the underwriter, the Company or others regarding the amount, timing, manner or terms of the purchase of such securities and such purchases are neither a condition to the offering nor a consideration in the determination of the size of the offering or the amount of proceeds to be held in the trust account. Messrs. Stone and Tan have advised the Company and the underwriters of their intention to participate in the offering in the interest of making full disclosure in applicable documents.

Summary

4.	The supplemental letter has been filed as correspondence on EDGAR. Confidential treatment has been requested for certain portions of the document.

5.

The disclosure on page 1 of Amendment No. 2 and under the heading Proposed Business-Introduction has been revised to disclose the identify the businesses owned by the Company’s CEO, the number of entities that were contacted and the areas of business engaged in by such entities.

6.	The definition of affiliate has been expanded to include, as an example, the Company’s officer or directors are passive investors of portfolio companies.

7.

The disclosure has been revised to state that although management has not consulted with any investment banker in connection with such an opinion, it is possible that the opinion would only be able to be relied upon by the Company’s board of directors and not by the Company’s stockholders.

8.	We have been advised by Mr. Guggenheim that the Staff has withdrawn this comment.

9.

The disclosure has been revised to clarify under what circumstances it would not be in Company’s best interest to bring a claim in the event the Company’s officer or directors refuse to honor their indemnification obligations.

Risk Factors

10.

The disclosure in the risk factor entitled “Our executive officers and directors may be involved or in the future may become affiliated with other businesses, including other blank check companies, which could cause a conflict of interest as to which business they may present a viable acquisition opportunity” has been revised to clarify that our executive officer and directors must first present business opportunities to the companies with which they are affiliated as directors, prior to presenting them to the Company.

11.

The risk factor disclosure has been revised to clarify that investors could possess shares in a state that disallowed the offering by moving into such state after their purchase. The disclosure has also been expanded to explain why it might be difficult for shareholders to execute resale transactions.

12.

The risk factor has been revised to state that the Company has registered its securities or obtained an exemption from registration in the states identified in the Amendment No. 2 and the reference to “or will seek to obtain” has been deleted.

13.

A risk factor entitled “Despite the exemption from state registration provided by the National Securities Markets Improvement Act, no resale may occur in Alaska, Arizona, Idaho, Ohio, Oregon, Utah and Washington” has been added in response to the Staff’s comment.

Proposed Business

14.

Disclosure has been added to summarize the principal terms that would be included in a contract to provide the Company the economic benefits of control and to explain how such an agreement in which the Company does not control a majority of the equity could be considered a “Business Combination.”

15.	The definition of Business Combination in the letter agreements has been revised to include contractual arrangements and the revised letter agreements have been filed as exhibits to Amendment No. 2.

16.

Although the Company’s officer and directors have investments in other entities, they do not have any control or fiduciary obligations to these entities and, therefore, their affiliation with these entities do not present a conflict of interest.

17.

We would like to clarify that the reference in the Registration Statement to “compensation” as it relates to the underwriter’s warrants refers to compensation as an NASD concept, not an accounting concept. The NASD requires all cash payments or equity issuances of any nature to or on behalf of the underwriter be disclosed to the investors and the NASD and included in the total compensation package allowable under the NASD’s rules. It is not “compensation” in terms of applicable accounting rules and regulations that govern what is included for financial reporting purposes in determining compensation paid by a company to its officers, directors or employees. While the Registration Statement clearly points out the fact that the founders’ shares will only be worth a substantial amount if a business combination is completed (see the fourth bullet point under Management-Conflicts of Interest), the determination of whether the founders’ shares purchased by the insiders for $25,000 are “compensation” to such individuals is an accounting matter governed by well-established accounting principles that provide that the determination of whether an equity issuance is deemed compensation is determined at the time of such issuance and results when the value of the shares at such time exceeds the price paid for such shares. A determination has been made that at the time the founders purchased their shares in January 2007, being the initial equity transaction by the Company, the value of such shares could not and did not exceed the purchase price and, accordingly, there was no compensation charge associated with such shares.

Liquidation if No Business Combination

18.

The disclosure has been revised to state that although the Company has not independently verified the net worth of its directors and executive officer, the Company currently believes that such persons are of substantial means and capable of funding a shortfall in the trust account, even though the Company has not asked them to reserve for such an eventuality.

Exhibits

19.	Exhibit A has been added to the Exhibits 10.1 and 10.2. The letters have been revised to eliminate Exhibit B and provide that such questionnaires were previously provided to the underwriters.

20.	The disclosure in Exhibit 5.1 has been revised to quantify the warrants and shares underlying the securities in part (iv) and (v) of the first paragraph.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Giovanni Caruso at (212) 407-4866.

Sincerely,

/s/ Fran Stoller
Fran Stoller Partner